[redacted]

SECURI 08026888 ISSION

Washington, DC 108
SEC Mail Processing Mail Section
FEB 29 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-030469

RECEIVED
FEB 2 9 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Rothman Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Neshaminy Interplex - Suite 102
(No. and Street)

Trevose	PA	19047
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore G. Rothman — 215 245-2141
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/6
AB 3/20

OATH OR AFFIRMATION

I, Theodore G. Rothman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothman Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

ROTHMAN SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2007

REVENUE	
Commissions	$ 1,014,235
Other income	35,000
Interest	2,806
Unrealized gain on securities owned	594
Total revenue	1,052,635
EXPENSES	
Commissions	494,830
Salaries and other employment costs	264,192
Occupancy costs and office expense	76,796
Communications	10,811
Regulatory fees and expenses	3,011
Travel and entertainment	10,022
Professional fees	15,224
Equipment rental	400
Depreciation	6,897
Other	8,936
Total expenses	891,119
Incomes before income taxes	161,516
Provision for income taxes	-
Net income	$ 161,516

The accompanying notes are an integral part of these financial statements.

ROTHMAN SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

	Preferred Stock Shares	Preferred Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2007	100	$ 1,000	$ 185,663	$ 2,369	$ 189,032
Capital contribution	-	-	-	-	-
Capital withdrawal	-	-	(35,000)	-	(35,000)
Net income	-	-	-	161,516	161,516
Balance at December 31, 2007	100	$ 1,000	$ 150,663	$ 163,885	$ 315,548

The accompanying notes are an integral part of these financial statements.

ROTHMAN SECURITIES, INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2007

Subordinated borrowings at January 1, 2007	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at December 31, 2007	$ -

The accompanying notes are an integral part of these financial statements.

ROTHMAN SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net income	$	161,516
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		6,897
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Securities owned		(78,401)
Commissions receivable		(5,705)
Registered representative draw in excess of commissions		(6,373)
Prepaid pension cost		771
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		(6,004)
Net cash provided by operating activities		72,701
Cash flows from investing activities:		
Purchase of property and equipment		(3,712)
Net cash used in investing activities		(3,712)
Cash flows from financing activities:		
Withdrawal of capital by majority shareholder		(35,000)
Net cash used in financing activities		(35,000)
Net increase in cash		33,989
Cash at beginning of year		10,383
Cash at end of year	$	44,372
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest paid	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Rothman Securities, Inc. (the "Company") is a Pennsylvania corporation which is a registered securities broker-dealer that has agreed to limit its business to the sale of shares of registered investment companies and variable annuities. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue - Securities transactions (and related revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date basis.

Property and Depreciation - Furniture and equipment are depreciated generally on an accelerated basis over their estimated useful lives (three to seven years).

Fair Value of Securities - The market value of securities owned, consisting of registered investment companies' shares, is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

3. INCOME TAXES

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision of liability for federal income taxes has been included in the financial statements.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (k)(1) of SEC Rule 15c3-3. No customer accounts are maintained and transactions are limited to sales and redemption of securities of registered investment companies and/or variable annuities.

5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007 the Company had net capital and capital requirements of $159,523 and $5,000, respectively. The Company's net capital ratio was .38 to 1.

6. PENSION AND OTHER POST RETIREMENT BENEFIT PLAN

The Company has a qualified non-contributory defined-benefit retirement plan covering substantially all of its employees. The plan benefits are based on years of service and the employees' compensation. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The following table sets forth the changes in benefit obligations, changes in plan assets and components of net periodic benefit cost for the pension:

Changes in Benefit Obligations:		
Benefit Obligation at Beginning of Year	$	367,163
Service Cost		75
Interest Cost		22,743
Actuarial Gain		(10,935)
Benefits Paid		-
Benefit Obligation at End of Year	$	379,046
Change in Plan Assets:		
Fair Value of Plan Assets at Beginning of Year	$	433,331
Actual Return on Plan Assets		19,994
Employer Contribution		-
Plan Participants' Contributions		-
Benefits Paid		-
Fair Value of Plan Assets at End of Year	$	453,325
Funded Status:		
Benefit obligation at end of year	$	379,046
Less: Fair Value of Plan Assets at End of Year		453,325
Funded Status		74,279
Unrecognized Net Actuarial Gain		45,471
Unrecognized Transition Cost		121,896
Unrecognized Prior Service Cost		(176,534)
Prepaid Pension Cost (Accrued Benefit Liability)	$	65,112

6. PENSION AND OTHER POST RETIREMENT BENEFIT PLAN (Continued)

Weighted – Average assumptions as of December 31, 2007:	
Discounted rate	6%
Expected rate of return on plan assets	6%
Rate of compensation increase	0%

Components of net periodic benefit cost:	
Service cost	$ 75
Interest cost	22,743
Expected return on plan assets	(26,000)
Amortization of transition	13,545
Amortization of (gain) loss	336
Amortization of prior service cost	(9,924)
Net periodic benefit cost	$ 775

In the development of the expected long-term rate of return the Company and the plan Trustee evaluated input from its third party pension plan service company including their review of asset class return expectations and long-term inflation assumptions.

The Trustee of the plan uses a diversified approach for its investment strategy, using different low risk investments in various mutual fund classes. Dollar cost averaging is utilized by periodic contributions.

At December 31, 2007 plan assets by asset category were as follows:

Equity Securities Mutual Funds – 100%
Money Market Mutual Funds – 0%

It is the Company's policy to invest pension plan assets in a diversified portfolio consisting of asset classes within targeted allocation ranges.

The Company does not expect to contribute to its defined benefit plan in 2008.

6. PENSION AND OTHER POST RETIREMENT BENEFIT PLAN (Continued)

The following estimated future benefit payments, which reflect expected future service, are expected to be paid in the years indicated:

Years	Amount
2008	$41,178
2009	41,178
2010	41,178
2011	41,178
2012	41,178
2013-2017	205,892

7. RELATED PARTY TRANSACTIONS

The Company's majority stockholder also operates the Rothman Agency (Agency), an unincorporated business that is an insurance brokerage firm. The offices occupied by the Company were previously leased in the name of the Rothman Agency. There is an informal management agreement between the Company and Agency. The Company paid office rent of $33,814 for the year ended December 31, 2007. (See note 8).

The Company pays a vehicle lease that is in the name of the majority stockholder under another informal agreement. The lease expense on this lease, classified as an operating lease, was $400 for the year ended December 31, 2007.

The Company's minority stockholder is a commission only salesman for the Company. Commissions paid for the year ended December 31, 2007 totaled $423,500. At December 31, 2007, the stockholder has been paid $6,373 in excess of commissions earned.

8. LEASE COMMITMENTS AND CONTINGENCIES

The Company leases office space through a lease that expires in April of 2009. (See note 7) The future minimum lease payments required under the aforementioned lease and agreement for the years ended December 31 are as follows:

2008	$ 33,814
2009	34,646
2010	11,641
	$ 80,101

8. LEASE COMMITMENTS AND CONTINGENCIES (Continued)

Total rent expense paid through the informal agreement identified in note 7 and the lease identified in note 8 was $33,814 for the year ended December 31, 2007.

9. NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. FAS 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on best information available in the circumstances (unobservable inputs). FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and is to be applied prospectively as of the beginning of the fiscal year in which FAS 157 is initially applied. At this time, management is evaluating the implications of FAS 157, and the impact, if any, of this standard on the Company's financial statements has not yet been determined.

10. LITIGATION

The Company and its majority shareholder were named as defendants in a customer complaint that was filed with FINRA dispute resolution. The complaint is presently in the discovery stage of arbitration. The complaint is being defended under a professional liability insurance policy that would cover any claims unless excluded by the policy. Legal counsel is unable to predict the outcome or to estimate the amount of loss with respect to this matter at December 31, 2007. In the opinion of management the ultimate liability resulting from such claims will not materially affect the Company's financial condition.

ROTHMAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	315,548
Deduct stockholders' equity not allowable for Net Capital:		-
Total stockholders' equity qualified for Net Capital		315,548
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable - non-allowable portion		70,645
Registered representative draw in excess of commissions		6,373
Furniture and equipment, net		3,163
Prepaid pension cost		65,112
Total non-allowable assets		145,293
Net Capital before haircuts on securities positions		170,255
Investment securities:		
Registered investment companies shares		10,732
Net Capital	$	159,523

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	61,273
Total aggregate indebtedness	$	61,273
Percentage of aggregate indebtedness to Net Capital		38%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

ROTHMAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $61,273)	$	4,085
Minimum dollar Net Capital requirement of reporting broker or dealer	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	154,523
Excess Net Capital at 1000%	$	153,396

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the computation included in the Company's unaduited FOCUS report (Form X-17a-5) as of December 31, 2007.

ROTHMAN SECURITIES, INC.
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

To the Board of Directors
Rothman Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Rothman Securities, Inc. (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 27, 2008

Sanville & Company
Certified Public Accountants

END